Exhibit 12.1
Molina Healthcare, Inc.
Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Earnings:
Income before income taxes	$78,579	$65,314	$93,696	$73,458	$43,851	$87,685	$66,413

Add fixed charges:
Interest expense, including amortization of debt discount and exp	6,559	2,380	4,631	2,353	1,529	1,049	1,452
Estimated interest portion of rental expense	3,180	2,924	3,988	2,682	2,852	2,225	1,731

Total fixed charges	9,739	5,304	8,619	5,035	4,381	3,274	3,183

Total earnings available for fixed charges	$88,318	$70,618	$102,315	$78,493	$48,232	$90,959	$69,596

Fixed Charges from above	$9,739	$5,304	$8,619	$5,035	$4,381	$3,274	$3,183

Ratio of Earnings to Fixed Charges	9.1	13.3	11.9	15.6	11.0	27.8	21.9

Total rent expense	$12,934	$13,289	$18,127	$12,193	$9,505	$7,416	$5,771
Interest factor	25%	22%	22%	22%	30%	30%	30%

Interest component of rental expense	$3,180	$2,924	$3,988	$2,682	$2,852	$2,225	$1,731